SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)(1)

                         DYNAMICS CORPORATION OF AMERICA
- --------------------------------------------------------------------------------

                                (Name of issuer)

                      COMMON STOCK (VOTING), $.10 PAR VALUE
- --------------------------------------------------------------------------------

                         (Title of class of securities)

                                   268039 10 4
- --------------------------------------------------------------------------------

                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
- --------------------------------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 26, 1996
- --------------------------------------------------------------------------------

             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)


- --------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS II, L.P.
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- --------------------------------------------------------------------------------
     3         SEC USE ONLY

- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        PF
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        DELAWARE
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               124,100
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           124,100
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        124,100
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.3%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                          STEEL PARTNERS SERVICES, LTD.
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- --------------------------------------------------------------------------------
     3         SEC USE ONLY

- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        OO
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        NEW YORK
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               85,600
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           85,600
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        85,600
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.2%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        CO
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                               WARREN LICHTENSTEIN
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- --------------------------------------------------------------------------------
     3         SEC USE ONLY

- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        PF, OO
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               209,700(2)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           - 0 -
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           209,700(2)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           - 0 -
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        209,700(2)
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.5%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
- --------
     (2) Includes 124,100 Shares owned by Steel Partners II, L.P. an entity controlled by Warren G. Lichtenstein and 85,600 Shares managed by Steel Partners Services, Ltd., an entity controlled by Warren G. Lichtenstein.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares (the "Shares") of the common stock (voting), par value $.10 per share ("Common Stock"), of Dynamics Corporation of America ("Issuer"). The principal executive offices of the Issuer are located at 475 Steamboat Road, Greenwich Connecticut 06830.

ITEM 2.  IDENTITY AND BACKGROUND.


         (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), Steel Partners Services, Ltd., a New York corporation ("Services") and Warren G. Lichtenstein.

         Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC") is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren Lichtenstein is Chairman of the Board, Chief Executive Officer and Secretary.

         The sole executive officer, director and stockholder of Services is Warren Lichtenstein who is Chairman of the Board, Chief Executive Officer and Secretary.

         Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of their positions with Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II and Services. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

         (b) The principal business address of each Reporting Person is 750 Lexington Avenue, 27th Floor, New York, New York 10022.

         (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in securities of microcap companies. The principal business of Services is providing management and advisory services.

         Services acquired the 85,600 Shares reported herein for the account of Quota Fund N.V., a Netherlands Antilles investment corporation ("Quota"). Quota has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. Quota granted investment discretion to Soros Fund Management ("SFM") pursuant to an investment advisory contract. SFM's contract with Quota provides that SFM is responsible for designing and implementing Quota's overall investment strategy, for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of Quota; and for allocating and reallocating Quota's assets among the outside managers and itself. In connection therewith, Quota granted investment discretion to Services pursuant to an investment advisory contract between Quota and Services (the "Services Contract"). The 85,600 Shares beneficially owned by Services were acquired at the direction of Services, and neither SFM nor Quota currently exercises voting or investment discretion over the Shares.

         SFM is a sole proprietorship of which George Soros, a United States citizen, is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies, including Quota.

         During the past five years, none of Mr. Soros, SFM, Quota or any of the managing directors of SFM or Quota have been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which they have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), and notwithstanding that neither SFM nor Quota currently exercises voting or investment discretion over the Shares, Mr. Soros (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the Shares, held for the account of Quota as a result of the contractual authority of SFM, upon termination of the Services Contract, to acquire voting and dispositive power with regard to the Shares. Quota, SFM and Mr. Soros have advised the Reporting Persons that they are not part of any group for purposes of Section 13(d)(3) of the Act.

         (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Lichtenstein is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         The aggregate purchase price of the 124,100 Shares owned by Steel Partners II is $2,564,765. The Shares owned by Steel Partners II were acquired with partnership funds.

         The aggregate purchase price of the 85,600 Shares beneficially owned by Services is $2,009,112. Such Shares were acquired with funds it manages for Quota. Pursuant to the Services Agreement with Quota, Services has been appointed to manage, on a discretionary basis, certain of Quota's assets, which are maintained in a brokerage account in the name of Quota Fund N.V. (Steel). The Services Agreement may be terminated by either party at any time.


ITEM 4.  PURPOSE OF TRANSACTION.

         Steel believes that the Shares of the Issuer at current market prices present an attractive investment opportunity for capital appreciation.

         Steel, based upon an evaluation of the Issuer's operations and future plans, as well as its own financial status and general economic and market conditions, may also (a) acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, (b) seek to assist management of the Issuer in formulating and implementing future policy, (c) consider asking the Issuer to have one or more of its representatives appointed to the Board of Directors of the Issuer, (d) consider engaging in the solicitation of proxies to elect its nominees to the Board of Directors of the Issuer, (e) speak to the Board of Directors of the Issuer regarding ways of enhancing the shareholders' value, including a potential spinoff or stock dividend, or (f) to take a combination of any actions described above or below.

         Except as stated herein, Steel does not presently have any other proposals or plans which would result in any event listed in items (a) through
(j) of Item 4 of Schedule 13D however, in the future, based upon an evaluation of the Issuer's operations and future plans, as well as its own financial status, it may decide to pursue another course of action. Steel may hold or dispose of the Shares or may purchase additional shares of Common Stock at such times as it may determine.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 3,810,502 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended March 31, 1996.

As of the close of business on July 31, 1996:

         Steel Partners II beneficially owns 124,100 Shares of Common Stock, constituting approximately 3.3% of the Shares outstanding and Services beneficially owns 85,600 Shares, constituting approximately 2.2% of the Shares outstanding. Mr. Lichtenstein beneficially owns 209,700 Shares, representing approximately 5.5% of the Shares outstanding, by virtue of his authority to vote and dispose of the 124,100 Shares owned by Steel Partners II and the 85,600 Shares managed by Services.

         As a consequence of SFM's ability to terminate the Services Contract with respect to all investments, including but not limited to those involving the Shares, and acquire the voting and dispositive power held by Services with respect to the Shares, notwithstanding that neither SFM nor Quota currently exercises voting or investment discretion over the Shares, Mr. Soros (in his capacity as sole proprietor of SFM) may be deemed to be the beneficial owner of the 85,600 Shares currently held for the account of Quota (representing approximately 2.2% of the total number of Shares of Common Stock outstanding). Quota, SFM and Mr. Soros have advised the Reporting Persons that they are not part of any group for purposes of Section 13(d)(3) of the Act. All of such Shares were acquired in open-market transactions.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 31, 1996                   STEEL PARTNERS II, L.P.



                                        By:    Steel Partners, L.L.C.,
                                               General Partner


                                        By:/s/ Warren G. Lichtenstein
                                           --------------------------
                                               Warren G. Lichtenstein,
                                               Chief Executive Officer

                                        STEEL PARTNERS SERVICES, LTD.


                                        By:/s/ Warren G. Lichtenstein
                                           --------------------------
                                               Warren G. Lichtenstein,
                                               Chief Executive Officer

                                         /s/ Warren G. Lichtenstein
                                           --------------------------
                                             WARREN G. LICHTENSTEIN

                                   SCHEDULE A

                           Transactions in the Shares


        Shares of Common
              Stock                                               Date of
        Purchased/(Sold)        Price Per Share                 Purchase/Sale
        ----------------        ---------------                 -------------

                             STEEL PARTNERS II, L.P.

             1,000                   $13.685                     03/24/94

            10,000                    14.040                     06/30/94

               400                    14.050                     07/01/94

             1,000                    14.300                     07/07/94

             1,800                    14.415                     07/07/94

             1,000                    14.175                     07/08/94

             1,000                    14.300                     07/08/94

             5,000                    14.290                     07/08/94

             7,000                    14.165                     07/08/94

             2,000                    14.050                     07/11/94

             2,000                    14.165                     07/13/94

               300                    14.165                     07/14/94

               800                    18.150                     12/08/94

             3,500                    18.131                     12/09/94

             3,000                    18.310                     12/16/94

             2,000                    18.060                     12/23/94

             3,200                    22.295                     01/19/95

               800                    22.295                     01/20/95

               100                    22.600                     01/24/95

             3,000                    22.685                     01/24/95

               400                    23.050                     01/26/95

             4,000                    23.185                     02/02/95

             6,200                    23.060                     02/03/95

             1,400                    23.060                     02/17/95

               800                    22.290                     04/19/95

             2,500                    22.290                     04/20/95

             2,000                    22.800                     05/18/95

             2,000                    22.800                     05/26/95

               600                    22.800                     05/31/95

             2,000                    22.675                     06/08/95

             1,000                    22.675                     06/09/95

             1,000                    22.650                     06/13/95

             1,000                    22.650                     06/14/95

             1,000                    22.675                     06/14/95

             1,000                    22.675                     06/15/95

             2,000                    22.800                     06/15/95

             1,700                    22.685                     07/07/95

             1,000                    23.050                     07/14/95

             2,700                    23.060                     07/14/95

             1,000                    23.050                     07/17/95

             2,500                    24.060                     08/03/95

             6,500                    23.560                     08/04/95

               500                    24.300                     08/16/95

             2,500                    24.175                     08/16/95

             2,000                    24.300                     08/17/95

             3,500                    24.175                     08/17/95

             2,850                    24.060                     08/25/95

               650                    23.675                     08/28/95

               400                    23.550                     08/29/95

             2,000                    23.675                     08/29/95

             2,000                    23.425                     09/01/95

             1,000                    23.175                     09/05/95

             1,000                    23.925                     09/08/95

             2,500                    25.560                     07/18/96

               100                    25.500                     07/22/96

             2,500                    25.310                     07/24/96

               250                    25.350                     07/25/96

             3,650                    25.310                     07/26/96

             2,500                    25.310                     07/30/96

             1,000                    25.185                     07/31/96

                          STEEL PARTNERS SERVICES, LTD.

             4,700                    $22.560                     07/05/95

             1,700                    22.685                     07/07/95

             2,700                    23.060                     07/14/95

             1,000                    23.050                     07/17/95

               500                    23.225                     07/25/95

             2,500                    24.060                     08/03/95

             6,500                    23.560                     08/04/95

               500                    24.300                     08/16/95

             2,500                    24.175                     08/16/95

             2,000                    24.300                     08/17/95

             3,500                    24.175                     08/17/95

             2,850                    24.060                     08/25/95

               650                    23.675                     08/28/95

               400                    23.550                     08/29/95

             2,000                    23.675                     08/29/95

             1,000                    23.175                     09/05/95

             1,000                    22.925                     09/08/95

            37,100                    22.770                     10/02/95

             2,500                    25.560                     07/18/96

               100                    25.500                     07/22/96

             2,500                    25.310                     07/24/96

               250                    25.350                     07/25/96

             3,650                    25.310                     07/26/96

             2,500                    25.310                     07/30/96

             1,000                    25.185                     07/31/96


                               WARREN LICHTENSTEIN

                                      None.

                                  EXHIBIT INDEX

Exhibit                                                              Page

1.       Joint Filing Agreement                                       14

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated August __, 1996 (including amendments thereto) with respect to the Common Stock of Dynamics Corp of America. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: July 31, 1996                    STEEL PARTNERS II, L.P.


                                        By: Steel  Partners   Associates,   L.P.
                                            General Partner

                                        By: Steel Partners, Ltd.
                                            General Partner


                                        By:/s/ Warren G. Lichtenstein
                                           --------------------------
                                               Warren G. Lichtenstein,
                                               Chief Executive Officer

                                        STEEL PARTNERS SERVICES, LTD.


                                        By:/s/ Warren G. Lichtenstein
                                           --------------------------
                                               Warren G. Lichtenstein,
                                               Chief Executive Officer

                                        /s/ Warren G. Lichtenstein
                                           -----------------------
                                           WARREN G. LICHTENSTEIN